                                                   OMB APPROVAL

                                                   OMB Number:       3235-0145
                                                   Expires:    August 31, 1995
                                                   Estimated average burden
                                                   hours per response....14.90

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 8)*

                      CONTINENTAL MEDICAL SYSTEMS, INC.
- --------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                211-642-10-3
                           ----------------------
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ------------------------                                 ---------------------
  CUSIP NO. 211-642-10-3                13G                PAGE 2 OF 8 PAGES
- ------------------------                                 ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert A. Ortenzio
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         United States of America

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               808,482 (includes options for 476,175 shares)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             1,847,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                808,482 (includes options for 476,175 shares)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             1,847,500
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         2,652,482 (includes options for 476,175 shares)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         6.8%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
         IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 pages

- ------------------------                                 ---------------------
  CUSIP NO. 211-642-10-3                13G                PAGE 3 OF 8 PAGES
- ------------------------                                 ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ROCCO A. ORTENZIO
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         UNITED STATES OF AMERICA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,169,815 (includes 1,002,500 options and a
                                    conversion right to acquire 233,644
                                    shares)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,174,261
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,169,815 (includes 1,002,500 options and a
                                    conversion right to acquire 233,644
      PERSON                        shares)

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          2,174,261
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         4,344,076 (includes 1,002,500 options and a conversion right to acquire 233,644 shares)
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
         10.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
         IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 8 pages

                     SECURITIES AND EXCHANGE COMMISSION

                                SCHEDULE 13G

Item 1(a).    Name of Issuer:

     Continental Medical Systems, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

     600 Wilson Lane, Mechanicsburg, Pennsylvania 17055

Item 2(a).    Name of Person Filing:

     Robert A. Ortenzio
     Rocco A. Ortenzio

Item 2(b).    Address of Principal Business Offices:

     Robert A. Ortenzio
     600 Wilson Lane, Mechanicsburg, PA 17055

     Rocco A. Ortenzio
     600 Wilson Lane, Mechanicsburg, PA 17055

Item 2(c).    Citizenship:

     United States of America (all reporting individuals)

Item 2(d).    CUSIP Number:

     211-642-10-3

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (NOT APPLICABLE)

                                                            Page 5 of 8 pages

Item 4.       Ownership:

       Robert A. Ortenzio

              (a)         2,652,482 (includes options for 476,175 shares)

              (b)         6.8%

              (c)(i)      808,482 (includes options for 476,175 shares)

              (c)(ii)     1,847,500

              (c)(iii)    808,482 (includes options for 476,175 shares)

              (c)(iv)     1,847,500

       Rocco A. Ortenzio

              (a) 4,344,076 (includes 1,002,500 options and a conversion right to acquire 233,644 shares)

              (b)         10.9%

              (c)(i) 2,169,815 (includes 1,002,500 options and a conversion right to acquire 233,644 shares)

              (c)(ii)     2,174,261

              (c)(iii) 2,169,815 (includes 1,002,500 options and a conversion right to acquire 233,644 shares)

              (c)(iv)     2,174,261

Item 5.       Ownership of Five Percent or Less of a Class.


       (NOT APPLICABLE)

                                                            Page 6 of 8 pages



Item 6.       Ownership of More than Five Percent on Behalf of Another Person

       See Item 8 with respect to Healthcare Investors, Inc. and Raymond C. Grandon.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

       (NOT APPLICABLE)

Item 8.       Identification and Classification of Members of the Group.

              Robert A. Ortenzio and Rocco A. Ortenzio are the directors, and Rocco A. Ortenzio is the majority stockholder, of Liberty Investors, Inc., which is the owner of record of 1,847,500 shares (4.8%) of the Issuer's common stock; as such, they share power to direct the vote and disposition of 1,847,500 shares.

              Rocco A. Ortenzio is the owner of record of 933,671 shares of the issuer's common stock, has exercisable options (within 60 days) to purchase up to 1,002,500 shares and has a currently exercisable conversion right to purchase 233,644 shares under a 7-3/4% convertible subordinated debenture due May 1, 2012. Accordingly, Mr. Ortenzio has sole power to direct the vote and disposition of 2,169,815 shares.

              Rocco A. Ortenzio and Raymond C. Grandon are the directors, and Rocco A. Ortenzio is the majority stockholder, of Healthcare Investors, Inc., which is the owner of record of 326,761 shares (less than 1%) of the Issuer's common stock; as such, they share power to direct the vote and disposition of the 326,761 shares.

              Robert A. Ortenzio is the owner of record of 328,807 shares of Issuer's common stock, is the owner of record of 3,500 shares as custodian for the benefit of his children under the UGMAPA Act and has exercisable options (within 60 days) to purchase up to 476,175 shares. Accordingly, Mr. Ortenzio has sole power to direct the vote and disposition of 808,482 shares.

Item 9.       Notice of Dissolution of Group.

       (NOT APPLICABLE)

Item 10.      Certification

       (NOT APPLICABLE)

                                                            Page 7 of 8 pages

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1995

                                          /s/ Robert A. Ortenzio
                                          --------------------------------
                                          Robert A. Ortenzio

                                                            Page 8 of 8 pages


                                  SIGNATURE



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1995


                                       /s/ Rocco A. Ortenzio
                                       --------------------------------
                                       Rocco A. Ortenzio